Exhibit 99.362

Nextech AR Spatial Mapping Technology Chosen by the City Of London For Metaverse Launch

VANCOUVER, B.C., Canada – October 13, 2021 - Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a diversified leading provider of augmented reality (“AR”) experience technologies and services, is proud to announce the launch of its “mini-metaverse” at “Harmony at London Wall Place” in the City of London. The City of London Metaverse is powered by Nextech’s ARway spatial mapping technology and software development kit (SDK).

In August of this year, Nextech announced its acquisition of ARway, a leader in spatial computer mapping. By combining spatial mapping with Artificial Intelligence to scan and recognize surroundings, Nextech’s customers can now create hyper-accurate, location-based 3D mapping, critical to wayfinding and building the Metaverse. This Augmented Reality Software Kit (SDK) frames the digital world in a few minutes, combining robust mapping technologies for location persistent AR experiences. This mapping technology adds leverage and revenue potential for Nextech’s AR for e-commerce, AR wayfinding, AR advertising, HoloX Human Holograms and AR Portals.

Baran Korkmaz, founder of ARway, commented, "As a resident of London, it’s gratifying to see this mini-metaverse launched in my own backyard. The City of London’s adoption of ARway’s and Nextech’s mini-metaverse technology, implemented at large scale is a real validation and proof of concept. This is a unique use case involving major players - Guildhall and the London Symphony Orchestra and our technology is allowing thousands of users to experience this artwork through augmented reality. This is just the beginning and I have no doubt that this implementation at the City of London will generate interest about the metaverse from around the world. I can’t wait to see the adoption of Nextech’s mini-metaverse technology in other cities throughout the globe.”

Harmony at London Wall Place has been co-commissioned by Culture Mile and Brookfield Properties. It incorporates a series of location-anchored augmented reality artworks, bringing London to life with visuals and music from Guildhall School of Music & Drama and London Symphony Orchestra. The City of London Corporation is the governing body of the City of London, the historic centre of London and home to much of the UK's financial sector - the "Square Mile." The Corporation is probably the world's oldest continuously-elected democracy and predates Parliament.

Preview how users experience “Harmony at London Wall Place” - click here

With the creation of this mini-metaverse, the creative energy of the City is celebrated as users are able to virtually explore and interact with AR artworks within the location. These creations are showcased in spatially mapped locations, and experienced by users through their smartphones on the Harmony at London Wall Place mobile app.

Watch this video showcasing the augmented reality artwork experiences - WATCH VIDEO HERE

Nextech's debut of a mini-metaverse showcasing Guildhall School of Music & Drama and London Symphony Orchestra for its users is an endorsement of the company’s mini-metaverse offering, and a powerful validation of its Metaverse vision. Nextech CEO, Evan Gappelberg, commented on the announcement and the significance for the Company's progress related to its metaverse strategy. “We are continuing to execute on our business plan of building out our AR Solutions for scale. Our Metaverse Solution is just one example of how our technology is being used in real-world, revenue-generating activities for Nextech. The potential is tremendous for the mini-metaverse to unify human-machine understanding and connect the digital and physical worlds in order to advance education and all interactive environments.” He continues, “We already have the most complete set of AR tools available anywhere, and now with our Metaverse Augmented Reality Software Development Kit in market, we are perfectly positioned to monetize the Metaverse through our SaaS platforms.”

A recent study conducted by SNAP and Deloitte Digital concluded that by 2025, nearly 75 percent of the global population and almost all people who use social and communication applications will be frequent AR users. This City of London mini-metaverse is another big step in that direction.

For further information, please contact:
public.relations@nextechar.com

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About Nextech AR

Nextech develops and operates augmented reality (“AR”) platforms that transports three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions; however, most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements in this release include statements regarding the prospective nature of the metaverse and “mini-metaverse” and the Company’s potential leadership position in the market are subject to known and unknown risks, uncertainties and other factors. These factors include risks associated with the development of the operations of the Company as the Company’s plans are refined, the development of a market and successful applications for the metaverse and “mini-metaverse”, availability of financing and other risk factors identified in the Company’s public disclosure documents from time to time. There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.